July 5, 2013

VIA EDGAR AND HAND DELIVERY

United States Securities and

    Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Tamara Tangen and Matthew Crispino

Re:	Liquid Holdings Group, LLC
Registration Statement on Form S-1
File No. 333-187859

Ms. Tangen and Mr. Crispino:

On behalf of Liquid Holdings Group, LLC, a Delaware limited liability company (the “Company”), this letter is being provided in furtherance of the telephonic conversation on July 2, 2013 involving Ms. Tamara Tangen and Mr. Matthew Crispino of the staff (the “Staff”) of the Securities and Exchange Commission and Mr. Kenneth Shifrin, Chief Financial Officer of the Company, Messrs. Karl Ruhry and Jeff Jones of KPMG LLP (“KPMG”), Mr. Corey Massella and Ms. Megan Garufi of Citrin Cooperman L.L.P. (“Citrin Cooperman”), and Mr. Edwin O’Connor and the undersigned from Gibson, Dunn & Crutcher LLP, as well as the subsequent telephonic conversation on July 2, 2013 between Ms. Tangen and the undersigned, regarding the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

The purpose of the conversations was to address certain follow-up questions from the Staff relating to our letter to the Staff of July 1, 2013 (the “July 1 Letter”) responding to prior comments of the Staff with respect to the financial statements of Green Mountain Analytics, LLC (“GMA”).

Subsequent to the initial July 2, 2013 telephonic conversation with the Staff, the Company and KPMG LLP have further discussed and evaluated the nature of GMA’s software development activities in 2008 and 2009 (when substantially all of the $400,000 of cash disbursements for software development costs that were charged to equity were incurred). The following information is a summary of the relevant findings:

•	In the 2008/2009 timeframe, GMA was pursuing a traditional software licensing business model (as opposed to the Company’s current software as a service model). This means that the applicable accounting literature for the software development costs is ASC 985-20, Software to Be Sold, Leased or Marketed.

•

ASC 985-20-25 sets forth the criteria to be met to establish technological feasibility of software to be sold, leased or marketed. It requires that either a detailed program design meeting certain criteria exist or a working model of the software product be completed. As is typical for software companies, and in particular start up software companies, GMA did not prepare a detailed program design. In addition, a working model of the product did not exist when these costs were incurred. Accordingly, ASC 985-20-25-1 requires GMA’s software development costs to be charged to expense as incurred.

•

The Company believes that the accounting for the software development costs that were characterized in prior comment letter responses as capital distributions should be characterized as amounts that were properly charged to expense in periods prior to the audited periods that appear in the filing. For the majority of these software development costs, this results in no adjustment to GMA’s financial statements since the costs were incurred in 2008 or 2009 and were previously properly charged to equity.

•

GMA had reported $66,051 of software development costs, less accumulated amortization of $14,678 which resulted in software development costs, net of $51,373, at January 1, 2010, which represented amounts that GMA had incurred prior to 2010, and had supporting invoices for such costs. In light of the understanding described above that the technological feasibility requirements of ASC 985-20 were not met, the Company believes those amounts should not have been capitalized. The remaining unamortized balances at December 31, 2011 and December 31, 2010 were $7,339 and $29,356, respectively, and the amortization for each of the years then ended was $22,017. GMA also reported amortization expense of $7,339 and $11,008 for the six-month periods ended June 30, 2012 and 2011, respectively, related to these software development costs. The Company has assessed the materiality of these misstatements pursuant to Staff Accounting Bulletin No. 99 (“SAB 99”) and believes that such amounts are not material to the financial statements of GMA. See Annex A attached hereto.

Set forth below is a summary of the follow-up questions raised by the Staff on the July 2, 2013 telephonic conversation, and the Company’s responses thereto.

1. What were the amounts and nature of the adjustments relating to GMA capitalized software costs and software development expenses for which invoices or other audit evidence was not available? During what periods did the disbursements relating to these costs occur?

At December 31, 2010, there was approximately $225,000 of net capitalized software costs on the balance sheet of GMA for which invoices were not available. These capitalized costs were written off against members’ equity. In addition, approximately $175,000 of depreciation and amortization expense recorded by GMA in 2010 relating to these software development costs was reversed from the income statement at December 31, 2010 since this related to the costs written off as of January 1, 2010.

2

No adjustments were made to GMA’s audited financial statements for 2011 or to GMA’s unaudited financial statements for the six months ended June 30, 2012 in respect of capitalized software costs or software development expenses for which invoices were not available. As discussed with the Staff and as permitted by Regulation S-X Rule 3-05, the June 30, 2012 financial statements were not subject to a SAS 100 review by KPMG LLP.

The software development costs for which invoices were not available were incurred in 2008 and 2009.

2. What was the opening balance of capitalized software costs on January 1, 2010, and what was the aggregate amount of the adjustment to this balance in respect of the capitalized software costs and depreciation and amortization of software development expenses?

Before giving effect to the adjustments relating to GMA capitalized software costs and software development expenses, the net capitalized software balance of GMA at January 1, 2010 was approximately $451,000. As discussed above, this amount was reduced by approximately $400,000 in respect of the capitalized software costs for which invoices were not available.

After giving effect to these adjustments, the net capitalized software balance was approximately $29,000 at December 31, 2010. Depreciation and amortization expense in 2011 relating to software development costs for which invoices were available was approximately $22,000, resulting in a net capitalized software balance of approximately $7,300 at December 31, 2011. Please refer to the discussion above and to the SAB 99 analysis in Annex A relating to the Company’s view of these balances.

3. Did KPMG LLP previously discuss the Company’s responses to the Staff’s accounting comments in respect of the GMA financial statements with the Company?

Yes, KPMG LLP did previously discuss the responses to the Staff’s comments in respect of the GMA financial statements with the Company.

4. What was the role of Citrin Cooperman with respect to the financial statements of the Company, the predecessor entities and the other entities acquired by the Company?

SEC Solutions Group LLC (a division of Citrin Cooperman) assisted in compiling, from information provided by the Company, the unaudited consolidated financial statements of the Company, the combined predecessor financial statement and the acquired entities presented. SEC Solutions Group LLC’s engagement was limited to assisting the Company in presenting, in the form of a consolidated financial statement, information that is the representation of management. SEC Solutions Group LLC did not audit or review any consolidated financial statements and, accordingly, did not express any opinion or any other form of assurance on them. Citrin Cooperman’s valuation group assisted Company management in connection with management’s estimation of the fair value of certain assets contributed to the Company and acquired by the Company (with the exception of certain software assets with respect to which a different valuation firm assisted the Company, as we discussed with the Staff), as well as with equity grants and other stock-based compensation. We have been advised that Citrin Cooperman’s valuation group was and is independent of Company management.

3

* * *

If you have any questions, please do not hesitate to call the undersigned at (212) 351-2333.

Sincerely,

/s/ Glenn R. Pollner

Glenn R. Pollner

cc:

Kenneth Shifrin, Liquid Holdings Group, LLC

Karl E. Ruhry, KPMG LLP

Jeff Jones, KPMG LLP

Corey Massella, Citrin Cooperman L.L.P.

Megan Garufi, Citrin Cooperman L.L.P.

Edward F. Petrosky, Sidley Austin LLP

James O’Connor, Sidley Austin LLP

Edwin O’Connor, Gibson, Dunn and Crutcher LLP

4

ANNEX A

MEMORANDUM

To:	Files

From:	Ken Shifrin

CC:	Karl Ruhry

Date:	July 3, 2013

Background

It came to Liquid Holdings Group, LLC’s (the “Company”) attention after a call with the Securities Exchange Commission (“SEC”) on July 2, 2013, that the financial statements of Green Mountain Analytics, LLC (“GMA”) for December 31, 2011 and 2010, and for the six month periods ended June 30, 2012 and 2011, were misstated as a result of our treatment of software costs that had been incurred during 2008 and 2009 and incorrectly capitalized.

Subsequent to the aforementioned call, the Company and KPMG LLP have further discussed and evaluated the nature of GMA’s software development activities in 2008 and 2009 with GMA’s chief technology officer (when substantially all of the $400,000 of cash disbursements for software development costs that were charged to equity were incurred) to determine the nature of these costs.

ASC 985-20-25 sets forth the criteria to be met to establish technological feasibility of software to be sold, leased or marketed. It requires that either a detailed program design meeting certain criteria exist or a working model of the software product be completed. As is typical for software companies, and in particular start up software companies, GMA did not prepare a detailed program design. In addition, a working model of the product did not exist when these costs were incurred. Accordingly, ASC 985-20-25-1 requires GMA’s software development costs to be charged to expense as incurred.

The Company believes that the accounting for the software development costs that were characterized in prior SEC comment letter responses as capital distributions should be characterized as amounts that were properly charged to expense in periods prior to the audited periods that appear in the filing. For the majority of these software development costs, this results in no adjustment to GMA’s financial statements since the costs were incurred in 2008 or 2009 and were previously properly charged to equity.

For those software development costs that were inappropriately capitalized, the Company evaluated whether the incorrect accounting treatment would be considered material to GMA’s financial statements as of and for the years ended December 31, 2010 and 2011 and as of and for the six-month periods ended June 30, 2012 and 2011 which are included pursuant to Rule 3-05 of Regulation S-X in the Company’s Form S-1. For purposes of this analysis, we referred to SEC Staff Accounting Bulletin (“SAB”) No. 99, Materiality to determine whether—

•	The materiality of the change in the financial statements from a quantitative and qualitative perspective, and

•	If there is substantial likelihood that a reasonable person would consider it important.

As noted in SAB No. 99, the use of a percentage as a numerical threshold, such as 5%, may provide the basis for a preliminary assumption that – without considering all relevant circumstances – a deviation of less than the specified percentage with respect to a particular item on the registrant’s financial statements is unlikely to be material. But quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations. Materiality concerns the significance of an item to users of a registrant’s financial statements.

In Concept Statement No. 2, the FASB stated that the essence of the concept of materiality should be considered as “the omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

Under the SEC and FASB governing principles as noted above, an assessment of materiality requires that one views the facts in the context of the “surrounding circumstances” as the accounting literature puts it, or the “total mix” of information. In the context of a misstatement of a financial statement item, while the “total mix” includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of the financial statements would view the financial statement item.

Quantitative and Qualitative Analyses

Quantitative Analysis

Statements of Operations

The impact on the statement of operations of incorrectly amortizing the capitalized software for years ended December 31, 2011 and 2010 was as follows:

Year ended December 31,	Amortization	Net loss	Percentage
2011	$22,017	$(342,792)	6.42%
2010	$22,017	$(443,482)	4.96%

The statements of operations for the years ended December 31, 2011 and 2010 were misstated for the incorrect amortization of $22,017 for capitalized software costs that should have been expensed in 2009.

The impact on the condensed statement of operations of incorrectly amortizing the capitalized software for the six-month periods ended June 30, 2012 and 2011 was as follows:

Six-month periods ended June 30,	Amortization	Net loss	Percentage
2012	$7,339	$(46,542)	15.7%
2011	$11,008	$(60,887)	18.1%

The condensed statement of operations for the six-month periods ended June 30, 2012 and 2011 were misstated for the incorrect amortization of capitalized software costs that should have been expensed in 2009.

Balance Sheet

The impact on the balance sheet of incorrectly capitalizing the software costs at December 31, 2011 and 2010 was as follows:

December 31,	Capitalized software, net	Total assets	Members’ equity (deficit)
2011, as presented	$7,339	$12,583	$(261,760)
2011, as corrected	$—	$5,244	$(269,099)
Percentage increase (decrease)	(100)%	(58.3)%	2.8%

December 31,	Capitalized software, net	Total assets	Members’ equity (deficit)
2010, as presented	$29,356	$48,620	$(309,930)
2010, as corrected	$—	$19,264	$(339,286)
Percentage increase (decrease)	(100)%	(60.4)%	9.47%

GMA omitted an unaudited condensed balance as of June 30, 2012 and 2011 as the audited consolidated balance sheet as of December 31, 2012 of the acquirer, Liquid Holdings Group, LLC, was after the consummation date of the Company’s acquisition.

Statements of Cash Flows

There would not be any impact to GMA’s cash flows from operating activities, investing activities, or financing activities for years ended December 31, 2011 and 2010 or for the six-month periods ended June 30, 2012 and 2011.

Quantitative Analysis

In percentage terms, the differences noted above are quantitatively large; however, the Company does not believe that they qualitatively indicate that the errors are important to investors despite their significant size. In that regard, management does not believe that the misstatements would influence an investment decision with respect to the Company such that there would be a substantial likelihood that the misstatements would have been viewed by a reasonable investor as having significantly altered the “total mix” of information made available to them. The quantitatively small size of GMA’s balance sheet and its operating results—which an investor would expect of a small technology company - and the insignificance of the financial statements to the overall mix of financial information available to investors in the registration statement were factors that the Company considered and lead management to conclude that the errors are not quantitatively material to any income statement or balance sheet metrics of GMA. In addition, the Company also believes that a reasonable investor would be more focused on the financial statements of Liquid Holdings Group, LLC after its acquisition of GMA, rather than the financial statements of GMA in and of themselves.

Qualitative Analysis

While management believes the adjustments discussed above are quantitatively large in the context of the overall financial statements, SAB No. 99 provides that registrants should also consider qualitative factors that may render items material. We have summarized below our considerations of these qualitative factors below:

Factor: Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate. View: The misstatement does not arise from an imprecise measurement or an accounting estimate.

Factor: Whether the misstatement masks a change in earnings or other trends. View: The misstatement does not change trends in earnings. Even without the amortization of capitalized software costs, GMA would have recorded significant losses in the years ended December 31, 2011 and 2010, and the six-month periods ended June 30, 2012 and 2011.

Factor: Whether the misstatement hides a failure to meet analysts’ consensus expectations. View: GMA was a private entity for which there were no analyst expectations.

Factor: Whether the misstatement changes a loss into income or vice versa. View: This adjustment does not change a loss into income or vice versa for the years ended December 31, 2011 and 2010 or for the six-month periods ending June 30, 2012 and 2011.

Factor: Whether the misstatement concerns a segment or other portion of the company’s business that has been identified as playing a significant role in the company’s operations or profitability. View: GMA had only one segment.

Factor: Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements. View: GMA does not have loan covenants or other contractual requirements.

Factor: Whether the misstatement has the effect of increasing management’s compensation - for example, by satisfying requirements for the award of bonuses of other forms of incentive compensation. View: This misstatement has no effect on increasing management’s compensation.

Factor: Whether the misstatement involves concealment of an unlawful transaction. View: The adjustment does not involve the concealment of an unlawful transaction.

Management’s Conclusion

Reflecting on the quantitative and qualitative analysis above, management believes that the aforementioned misstatements would not be viewed as material to users of any of GMA’s financial statements included in the registration statement. In addition, management does not believe that the judgment of a reasonable person relying on these financial statements would have been changed or influenced by such changes. The acquisition of GMA was based upon the synergies and integration of its trading platform by the Company to develop a larger multifunctional trading platform to create a more commercially viable product. Based on the foregoing, management does not believe that the misstatements with respect to capitalized software costs would be material to GMA’s December 31, 2011 or 2010 financial statements or the condensed statements of operations and cash flows for the six-month periods ending June 30, 2012 and 2011.